Mail Stop 4561

November 14, 2008

VIA USMAIL and FAX (214) 874-2398

Mr. Phillip A. Reinsch
Executive Vice President and Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, Texas 75225

> **Re:** **Capstead Mortgage Corporation**
> **Form 10-K as of December 31, 2007**
> **Filed on March 5, 2008**
> **File No. 001-08896**

Dear Mr. Phillip Reinsch:

      We have reviewed your response letter dated October 9, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit 13

Financial Statements and Notes

Consolidated Statements of Income, page 6

1.     We read your response to comment one. It is still unclear why interest on your unsecured borrowings is not directly related to your portfolio given your statement that long-term investment capital is used to invest in your portfolio of mortgage securities and similar investments. In the event that unsecured borrowings are used for administrative functions rather than for investment purposes, tell us your consideration for removing unsecured borrowings from your description of reported long-term investment capital.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Consolidated Statements of Operations, page 4

2.      We note that you have included cash dividends declared per share on the face of your Statements of Operations instead of in the notes to your financial statements.  Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.

Certifications

3.      We note your response to comment five of our letter dated August 21, 2008.  However we continue to note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Some of the discrepancies include deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and deleting the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.  Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief